March 4, 2025

Ryuichi Sasaki
Chief Executive Officer
CTW Cayman
29F, 1 Chome-9-10, ARK Hills Sengokuyama Mori Tower
Roppongi, Minato City, Tokyo 106-0032, Japan

       Re: CTW Cayman
           Draft Registration Statement on Form F-1
           Submitted February 5, 2025
           CIK 0002047148
Dear Ryuichi Sasaki:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Prospectus Summary, page 1

1. Please revise to disclose here that two of your customers accounted for 60% and 89%
       of your revenue for the years ended July 31, 2024 and 2023, respectively, consistent with your disclosures on page 62. To the extent the percentage of revenue related to your two largest customers was generated from a few specific games, revise to clarify as such. In this regard, the percentage of revenue generated from Vivid Army and
       Queen's Blade Limited Break as disclosed on page 20 is the same as the percentage of revenue generated from each of your top two customers. Please revise and ensure similar revisions are made to your risk factor disclosures where you discuss reliance on game developers and in the MD&A Overview discussion on page 51.
 March 4, 2025
Page 2
2. We note your disclosure on page 64 that Frost & Sullivan's December 2024 report was commissioned by you. Please file Frost & Sullivan's consent as an exhibit to the registration statement. Refer to Securities Act Rule 436.
3.     We note your disclosure on page 2, that you pay an upfront advance to your game
       developer partners to support their game development and once a game achieves financial success, you recover the initial advance fee from the in-game purchases made on its platform. Please expand your disclosure to discuss how you determine financial success and what happens if a customer does not reach that level.
       Additionally, discuss the terms of your agreements with your game developer partners and include key information such as, but not limited to, the length of time given to your game developer partners at various stages of your partnership.
4.     We understand that by building strategic relationships with renowned
Japanese
       animation IP holders and leveraging those well-established relationships, you offer premium IP resources along with ancillary support, and distribution and marketing services, to provide a comprehensive platform that helps your game developer partners generate revenue. Additionally, on page 19, you state that you may lose the benefit of some of the intellectual property licensed to you, or authorized to be distributed by you, if you fail to secure or renew key licenses or partnerships with game developers on favorable terms. To the extent that you substantially rely on any one or more of these third parties, please identify that party. Additionally, to the extent you have any agreements with those third parties, please so indicate and describe in your business section the material terms of such agreements. You should also file the agreements as exhibits, if material. If you have determined you are not substantially dependent on these third parties, provide us with an analysis supporting this determination and disclose the number of third parties you engage to provide these IP services. Refer to Item 601(b)(10) of Regulation S-K.
5.     Expand your disclosure to discuss what it means to    secure    IPs from
their holders
       and provide access to IP-related content for game development to game developers.
       Be sure to discuss the level of control you have over these IPs once secured and any related risks involved in the process. Finally, expand your disclosure to discuss the
          premium IP resources    and ancillary support you offer to game
developers.
6.     We note you disclose revenue for the years ended July 31, 2024 and 2023.
Please
       revise to disclose net income and/or net loss for each period that you discuss revenue and revenue growth.
Conventions that Apply to this Prospectus, page 11

7. We note your definition of an active user as any user that spends at least one minute on the platform during the applicable period. Please clarify how a user who accesses the platform on two or more devices in the period is counted.
Risk Factors
"We depend on our key management and technology personnel.", page 29

8. Please elaborate on the basis for your statement on page 29 and elsewhere that your core management team has cultivated with top-tier IP publishers to secure valuable animation IPs and with leading game developers to produce high-quality games that
 March 4, 2025
Page 3

       enhance our platform   s offerings.    Revise to disclose the metric(s)
by which    top-tier
       IP publishers    and    leading game developer    is measured. If the
statement is based
       upon management   s belief, please indicate that this is the case and
include an
       explanation for the basis of the belief.
If we fail to implement and maintain an effective system of internal controls or fail to remediate weaknesses..., page 35

9. We note you have identified material weaknesses in your internal control over financial reporting and plan to take measures to remediate such weaknesses. Please revise to describe the specific remediation measures you have taken to date, if any, and those you still plan to take to address the material weaknesses in your internal control over financial reporting. Also, disclose when you expect to fully remediate these weaknesses and any material costs incurred to date as part of your remediation plan. Similar revisions should be made to your disclosures on page 63. We are an "emerging growth company" within the meaning of the Securities Act..., page 39

10. Please revise to state that you intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards and doing so may make it difficult to compare your financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107(b) of the JOBS Act, consistent with your disclosures on page 10.
Capitalization, page 45

11. We note you have one ordinary share outstanding on an actual basis. We also note your disclosure on page 37 that immediately prior to this offering, Mr. Sasaki and his affiliates will own Class A and Class B ordinary shares. Please revise to include a discussion regarding the conversion of the company's existing ordinary shares into
       Class A and Class B ordinary shares prior to this offering. In addition, revise the capitalization table to reflect this transaction on a pro forma basis, in a separate column prior to the "as adjusted" basis column, which reflects the issuance of shares in this offering. In addition, revise "The Offering" disclosures on page 13 to reflect the
       Class B ordinary shares that will be outstanding immediately prior to the offering and include pro forma per share information on page 14 to reflect the conversion of Mr.
       Sasaki's ordinary shares into Class A and Class B shares prior to this offering.
Management Discussion and Analysis of Financial Condition and Results of Operations, page
51

12. We note your disclosure on page 70 where you state that in 2023, the Company ranked no. 3 (by gross billings) in the global H5 games platforms market and no. 1 in the Anime IP-based H5 games platforms (by gross billings). We also note that you do not identify the associated companies, rather you designate the companies as company
       A, B, C, etc. Please revise to identify those companies and to clarify why they are comparable to CTW.
 March 4, 2025
Page 4
Key Operating Metrics, page 54

13.   We note your measure of    average in-game purchase amount per paying
monthly
      active users.    Please revise to clearly define how this is calculated
and in your
      response, provide us with an example of such calculation. In this regard, we note
         ARPPU    is defined on page 11, but it is not clear how that
definition relates to the
      measure here. Also, ensure it is clear whether measures are calculated on a daily, monthly, or other basis. Similar revisions and clarifications should be made to the
         average in-game purchase amount per monthly active users    with
respect to    ARPU
      on page 11.
14.   We note you provide quantified information regarding daily active users
(DAUs).
      Please tell us whether this is a key performance measure used by management and if so, revise here to include this measure. We also note your disclosures throughout regarding the importance of player engagement on your business. Tell us what measures are used to monitor engagement and revise to include a quantified discussion of such measures. In your response, tell us whether you consider
      DAU/MAU ratio as a measure of engagement. Refer to SEC Release 33-10751.
15.   Please revise to explain how the retention rate measures are calculated.
16. You disclose on page 11 that ROAS is calculated by dividing "created user" based
      ARPU by average advertising spending per created user during the applicable period.
      Please revise to better explain how you calculated average advertising spending per created user. Tell us, and revise your disclosures as necessary, to clarify whether created users are all active users or whether users can create accounts and never use them. Also disclose the number of created users for each period presented, to provide context to these measures.
Concentration Risk, page 62

17. You state that for the year ended July 31, 2024, two suppliers accounted for approximately 50.90% and 10.36% of your total purchases, respectively and for the year ended July 31, 2023, two suppliers accounted for approximately 27.33% and
      16.30% of your total purchases, respectively. Please revise your disclosure to clarify whether you have an agreement with some or all of these suppliers and, should you have an agreement, provide a description of each of the material terms of the agreement, including whether or not the agreement is a requirements contract. This description should include, but not necessarily be limited to, payment, term and termination provisions, together with any other rights obtained and material obligations. In addition, you should file copies of any such agreement as an exhibit.
      Alternatively, please provide us with a detailed explanation of why you are not substantially dependent on any such agreement pursuant to Item 601(b)(10)(ii)(B)
      of Regulation S-K.
Business, page 71

18. Please revise your intellectual property disclosure, beginning on page 86, to clearly describe, for each material patent or group of patents or pending patent applications:
      (i) the specific products, product groups, and technologies to which such patents relate, (ii) whether the patents are owned or licensed, (iii) the type of patent
 March 4, 2025
Page 5

       protection, (iv) patent expiration dates, and (v) jurisdiction. In this regard, it may be useful to provide this disclosure in tabular form.
Notes to Combined Financial Statements
Note 1 - Organization and Business Description
Reorganization, page F-7

19. You disclose that the reorganization has been accounted for as a recapitalization among entities under common control and that all assets and liabilities transferred, and exchange of shares, were recorded at historical cost. Please revise to also disclose that the equity structure was retroactively adjusted to be that of CTW Cayman as if it had been in existence since the beginning of the periods presented. In addition, revise your disclosures on pages 14 and F-5 to indicate what "*" represents.
Note 2 - Summary of Significant Accounting Policies
Advances to game developers, net, page F-9

20. We note you provide advances to qualified game developers, which are repaid through future revenue shares after the games are developed and distributed on your platform. Please address the following:
           Revise to further explain the terms and conditions of the advances, including whether they include a certain number of games to be developed over a particular period of time.
           Clarify whether repayment of advances are made on a per-game or per-developer basis. For example, if a single developer receives funds to develop several games, tell us whether you recoup all advances to that developer before paying the developer a share of the in-game purchases, or whether you recoup only the portion of advances applicable to a particular game. If the latter is the case, explain how you determine the advance amount for each game.
           Explain what happens when a game developer does not deliver or is otherwise unable to repay the advance and indicate how often that occurs. Disclose the number of qualified game developers that have advances outstanding
           as of the end of each period.
           Revise throughout to disclose how you define a qualified game developer.
21. You disclose on page 72 that once a game achieves financial success; you recover the initial advance fee from in-game purchases made on your platform. Please revise to define "financial success." In addition, you state that after you have recouped the initial advance fee, the developers receive a share of the remaining in-game purchase amount. You retain 80% of the in-game purchase amount, after accounting for the royalty fees paid to intellectual property holders. Please explain to us, in further detail, how repayment of the advances and, separately, how the subsequent fee shares are calculated, including how payment of royalty fees factors into your calculations.
       Include examples in your response.
22. We note the valuation provision for advance to game developers is approximately
       36% and 43% of gross advances at July 31, 2024 and 2023, respectively. Please explain the reason for the significant valuation. In this regard, revise to clarify how
 March 4, 2025
Page 6

      each of the factors discussed on page 60 factored into your analysis. To the extent repayment is significantly impacted by certain factors such as the experience of game developers or popularity of your IP, revise to include an appropriate risk factor discussion.
Revenue Recognition, page F-12

23. You disclose that the game developers are your customer. Please tell us how you made this determination. In your response, explain who is responsible for fulfillment of the gaming activity to the end user. In this regard, tell whether you promise any game services to the end user, control the games offered, modify the game content, and/or have the ability to take possession of the game from the game developers.
24. You disclose that you collect in-game purchase amounts from end-game users. Please tell us how you considered whether the end user is your customer. In this regard, explain how payments for in-game purchases are processed; whether the end user is purchasing in-game items from you or the developer; who is responsible for making the in-game purchased items (e.g. character enhancements or other engagement-based rewards), available to the end user for their respective useful lives; and whether you are providing any other services to the end user. For example, we note from your disclosure on page 83, you provide 24/7 customer support and trust and safety services to the end-users.
25. We note that each contract with the game developers includes four distinct performance obligations that you have determined comprise a series of services.
      Please tell us the nature of the contracts with the game developers and the pertinent terms, including whether such contracts require a specific number of games to be developed, if the services described are to be provided over a stated period of time, whether a developer can use any, all or none of the services at any time during the term of the contract, and what happens if the developer does not develop any games.
26. You disclose that you do not provide any incentive to the game developers for services provided. Please tell us whether incentives are offered to end users, and if so, what the nature and terms of those incentives are and who offers them, the game developer, you, or both.
Risks and uncertainties
Concentrations, page F-15

27. Please revise to clarify whether the two game developer customers that accounted for greater than 10% of your revenue in fiscal 2024 are the same two customers from fiscal 2023. In this regard, distinguish your major customers each year by, for example, identifying them as customer A, customer B, etc., so as to clarify whether there were any changes in your significant customers during the periods presented.
      Similar revisions should be made with regard to accounts receivable, accounts payable and significant suppliers.
 March 4, 2025
Page 7
Note 4 - Advance to Game Developers, Net, page F-16

28. Please revise to disclose the activity in the advance to game developers, net line item, similar to the activity disclosed for the related allowance balance, including additions, reductions/payments, and any adjustments in the periods presented.
Note 16 - Subsequent Events, page F-23

29. We note you include a placeholder for the date through which you evaluated all events and transactions that occurred after July 31, 2024. Please revise to include the actual date. Refer to 855-10-50-1.
General

30. Please provide disclosure regarding the compensation of the company's directors and executive officers for fiscal year 2024. Refer to Item 6.B of Form 20-F.

        Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-
3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Richard J. Chang, Esq.